ROTOBLOCK CORPORATION
300 B Street
Santa Rosa, California  95401
Telephone: 707-578-5220

March 24, 2010

Lynn Dicker
Staff Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Rotoblock Corporation
Form 10-K for the fiscal year ended April 30, 2009
Form 10-Q for the quarterly period ended July 31 and October 31, 2009
File No. 0-51428

Dear Ms. Dicker:

We are responding to your comment letter of February 22, 2010.  Enclosed herewith are the amended referenced reports.

Form 10-K for the Fiscal Year Ended April 30, 2009

Item 9A Controls and Procedures

1.           We have omitted the language regarding our critical accounting policies and in the future we will include such disclosures in our Management’s Discussions and Analysis of Financial Conditions and Results of Operations.

2.           We have revised our disclosure of critical accounting policies to remove revenue recognition as a critical accounting estimate since we have no historical revenues.

      3/4/5/6 .          We have amended our disclosures further in Item 9A in response to your comments ## 3, 4, 5 and 6.

7.           We have now conducted the required review of our internal controls over financial reporting for the fiscal year ended April 30, 2009.  We have amended our disclosures accordingly in Item 9A pursuant to your comment.

Lynn Dicker
Staff Accountant
March 24, 2010

8.           The failure to disclose that we did undertake a review of our internal controls over financial reporting does reflect on the effectiveness of our disclosure controls and procedures. We have made appropriate amended disclosures in response to your comment. We have assessed that deficiency and have implemented revised disclosure controls and procedures to require that all information required to be disclosed be reviewed initially by our Chief Executive Officer and Chief Financial Officer, as the Certifying Officers, and subsequently by our Corporate Secretary and lastly by our outside legal counsel. A final review of the disclosures will be completed by the Certifying Officers prior to filing.

9.           We have revised our disclosures in concurrence with your comment.

Report of Independent Registered Public Accounting Firm

10.	We concur with your comment and have so advised our auditors.

Note 5. Accounts Payable and Accrued Liabilities

11.           We concur with your comment.

Note 12. Commitments and Contingencies

12.           Consistent with FASB Accounting Standards Codification 450-2-0, we accrued a total of $72,000 during the year ended April 30, 2009 on the basis that management, at the time, assessed that a liability had been incurred at the date of the financial statements from a legal standpoint and that it was probable that a future event would occur confirming the loss. Our intention was to disclose that, although it was probable that a future event would occur confirming the loss, we intended to defend our actions to the fullest extent possible. We have now assessed the chance of the “future event” to be remote and have reversed the accrued liability of $72,000 during the period ended January 31, 2010. Our financial statements for the quarterly period ended January 31, 2010 have been revised accordingly.

Exhibits 31.1 and 31.2

13.           We have revised the certifications in compliance with your comment.

14.            We have revised the certifications in compliance with your comment.

Lynn Dicker
Staff Accountant
March 24, 2010

Form 10-Q for the Quarterly Period Ended October 31, 2009

15.           We have expanded the comparative analysis for the 10-Q for the quarter ended January 31, 2010 and will do so in future filing in compliance with your comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact this office.

Very truly yours,

 /s/ Chien Chih Liu

By: Chien Chih Liu, President